

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Charles M. Fernandez
Chief Executive Officer
NextPlat Corp
3250 Mary St., Suite 410
Coconut Grove, FL 33133

Re: NextPlat Corp
Registration Statement on Form S-3
Filed June 21, 2023
File No. 333-272809

Dear Charles M. Fernandez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray, Staff Attorney, at 202-551-6356 or Matthew Derby, Legal Branch Chief, at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology